Exhibit 99.1

Mr. Thomas Lynch Elected as Chairman of ICON plc

DUBLIN--(BUSINESS WIRE)--December 21, 2012--ICON plc, (NASDAQ: ICLR)(ISIN: IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that, Mr. Thomas Lynch has been appointed as Chairman of the board of ICON plc with effect from 1st January 2013.

Mr. Lynch has served as a Non-Executive Director of ICON since January 1996 and as Chairman of its Audit, Compensation and Nominations Committees as well as Lead Independent Director since December 2009.

Mr. Lynch served as Chairman and Chief Executive Officer of Amarin Corporation from December 2007 through December 2009 during which time he re-purposed and refinanced the company toward the development of Vascepa for hypertriglyceridemia and dislipidemia. Mr Lynch retired from the Board of Amarin in October 2010 but continues as Chairman of Amarin Pharmaceuticals Ireland Ltd.

Mr. Lynch served in a variety of senior roles in Elan Corporation plc from 1993 to 2004. He was a director of IDA Ireland from 2001-2010 and of the Royal Opera House (Covent Garden) from 2001-2010. He currently serves as a director of GW Phamaceuticals plc, is Chairman of Dublin Academic Medical Centre (an academic health science centre incorporating the College of Health Sciences UCD Dublin, St Vincent’s Hospital Group and the Mater Misericordiae University Hospital); and the Queens University of Belfast Foundation. He also serves as a board member of a number of public and privately held pharmaceutical companies.

Mr. Lynch commented, “I am very pleased to assume the role of Chairman at this time of great opportunity for ICON. I would like to thank Dr. Bruce Given, my predecessor, for his contribution as Chairman over the last three years. I look forward to working with my Board colleagues and the executive team to help ICON continue to grow and enhance its position as the global partner of choice in the CRO industry.”

The information contained in this release is as of 21st December 2012. The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. A description of risks and uncertainties relating to ICON and its business can be found in ICON’s Annual Report for the fiscal year ended December 31, 2011 and in the forms filed with the US Securities and Exchange Commission, including the Forms 20-F, F-1, S-8 and F-3. ICON disclaims any intent or obligation to update these forward-looking statements.

About ICON plc:

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently operates from 82 locations in 40 countries and has approximately 9,430 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

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Brendan Brennan
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Sam Farthing
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